Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,000,000	$196.50

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006 as amended, the Registration Statement,  and have been carried forward, of which $196.50 is offset against the registration fee due for this offering and of which $777,773.00 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 818 dated May 9, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0FX0

ISIN:	US5252M0FX08

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

Lehman Brothers Inc. has agreed to purchase $5,000,000 aggregate principal amount of the Notes from Lehman Brothers Holdings Inc. at 100% of the principal amount minus a commission equal to $20.00 per $1,000 principal amount, or 2.00%. Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the Notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the

Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issuer Ratings(1):	A1, A+, AA-

☐	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☒	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	May 9, 2008

Issue Date:	June 2, 2008

Stated Maturity Date:	June 2, 2023, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note

Interest Rate per Annum:	__________%

☒ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☒ Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date to but excluding the Stated Maturity Date: 40 times the Spread

Maximum Rate:	11.00%

Minimum Rate:	0%

Spread:	The 10-Year CMS Rate minus the 2-Year CMS Rate.

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Reset Dates:

Each March 2nd, June 2nd, September 2nd and December 2nd, commencing on June 2, 2008 (provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day), for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date.

Interest Payment Dates:

Each March 2nd, June 2nd, September 2nd and December 2nd, commencing on September 2, 2008; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

10-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on December 2, 2008. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Days:	New York and London

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 10-YEAR CMS RATE AND THE 2-YEAR CMS RATE

The following shows the 10-Year CMS Rate and the 2-Year CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 10-Year CMS Rate and 2-Year CMS Rate should not be taken as an indication of the future performance of the 10-Year CMS Rate and 2-Year CMS Rate during the term of the Notes. Fluctuations in the level of the 10-Year CMS Rate and 2-Year CMS Rate make the Notes’ effective interest rate after June 2, 2008, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	10-Year CMS Rate (in %)	2-Year CMS Rate (in %)	10-Year CMS Rate – 2-Year CMS Rate (in %)
5/9/2008	4.368	3.01	1.358
3/3/2008	4.266	2.561	1.705
12/3/2007	4.55	3.85	0.7
9/4/2007	5.263	4.899	0.364
6/4/2007	5.51	5.397	0.113
3/2/2007	5.1	5.007	0.093
12/4/2006	4.899	4.864	0.035
9/5/2006	5.307	5.211	0.096
6/2/2006	5.566	5.374	0.192
3/2/2006	5.197	5.14	0.057
12/2/2005	5.095	4.886	0.209
9/2/2005	4.458	4.097	0.361
6/2/2005	4.305	3.857	0.448
3/2/2005	4.797	3.942	0.855
12/2/2004	4.821	3.435	1.386
9/2/2004	4.615	2.802	1.813
6/2/2004	5.219	3.038	2.181
3/2/2004	4.431	2.026	2.405

Hypothetical Interest Reset Dates	10-Year CMS Rate (in %)	2-Year CMS Rate (in %)	10-Year CMS Rate – 2-Year CMS Rate (in %)
12/2/2003	4.809	2.437	2.372
9/2/2003	5.035	2.3	2.735
6/2/2003	3.78	1.524	2.256
3/3/2003	4.09	1.79	2.3
12/2/2002	4.697	2.431	2.266
9/3/2002	4.514	2.335	2.179
6/3/2002	5.583	3.6	1.983
3/4/2002	5.7	3.65	2.05
12/3/2001	5.44	3.307	2.133
9/4/2001	5.79	4.285	1.505
6/4/2001	6.11	4.757	1.353
3/2/2001	5.8	5.071	0.729
12/4/2000	6.63	6.339	0.291
9/5/2000	6.929	6.832	0.097
6/2/2000	7.327	7.322	0.005
3/2/2000	7.442	7.074	0.368
12/2/1999	7.006	6.589	0.417
9/2/1999	7.115	6.391	0.724
6/4/1999	6.574	5.985	0.589
3/2/1999	6.11	5.648	0.462
12/2/1998	5.467	5	0.467

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 2.00%.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.